Exhibit 2.8

SEVENTH AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS SEVENTH AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Amendment”) is entered into effective as of September 22, 2020, by and between DREAM FINDERS HOLDINGS LLC, a Florida limited liability company (“Purchaser”), and H&H CONSTRUCTORS, INC., a North Carolina corporation (“Seller”).

Recitals

A.   Seller and Purchaser are parties to that certain Membership Interest Purchase Agreement dated January 29, 2020, as amended by that certain First Amendment to Membership Interest Purchase Agreement dated March 17, 2020, that certain Second Amendment to Membership Interest Purchase Agreement dated April 30, 2020, that certain Third Amendment to Membership Interest Purchase Agreement dated June 30, 2020, as amended by that certain Fourth Amendment to Membership Interest Purchase Agreement dated August 18, 2020, that certain Fifth Amendment to Membership Interest Purchase Agreement dated August 31, 2020 and as further amended by that certain Sixth Amendment to Membership Interest Purchase Agreement dated September 18, 2020 (collectively, the “Agreement”), for the purchase and sale of the Membership Interests. Unless otherwise defined herein, capitalized terms shall have the meaning assigned to them in the Agreement.

B.    Purchaser and Seller desire to modify certain terms of the Agreement, and the parties have agreed to execute this Amendment to reflect such modification to the Agreement.

Agreement of the Parties

NOW THEREFORE, for and in consideration of the above recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, it is agreed that:

1.	Incorporation of Recitals. The recitals set forth above are incorporated herein by reference as if set forth fully herein.

2.	Notice to Proceed. Purchaser hereby provides its Notice to Proceed pursuant to Section 3.03(b) of the Agreement, subject to the terms of this Amendment.

3.	Purchase Price. Section 2.03 of the Agreement is hereby amended and restated in its entirety to read as follows:

“2.03 Purchase Price; Charleston Operations Charge Escrow. The aggregate purchase price (the “Purchase Price”) which Purchaser shall pay to Seller for all of the Membership Interests owned by Seller shall be equal to the sum of: (i) $29,496,723.00 (the “Cash Payment”); plus (ii) the Earn Out. The Cash Payment will be adjusted post Closing to make it equal to One Hundred Ten Percent (110%) multiplied by the adjusted Book Equity Value as provided in Section 2.05.

Purchaser and Seller acknowledge and agree that the above-referenced Cash Payment was calculated as follows:

Projected Equity Book Value on 9/30/2020

	36,239,143	Projected 9/30 Equity

Warranty Reserve Q3	(100,000)
Reserve for Q3 incentives	(310,000)
Reserve for YTD JR incentive	(130,000)

	35,699,143

	35,699,143	Equity before adjustments

	(607,250)	Tax distribution (1)
	(1,525,000)	Disallowed OVHD allocation
	(2,330,000)	Interco AR
	(2,138,000)	Model Homes AR
	(2,213,493)	Net basis in Nonperforming assets
	(70,197)	Three Storage Sheds

Adjusted Book Value	26,815,203	29,496,723	1.1X Book Value

4.
Escrow of Portion of Purchase Price. Notwithstanding Section 2.03, Seller and Purchaser agree that One Million Dollars ($1,000,000.00) of the Cash Payment (the “Escrowed Amount”) shall be retained by Escrow Agent and not released at Closing to Seller unless and until the conditions in 4(a) and 4(b) have been fulfilled. For the avoidance of doubt it is agreed by Seller and Purchaser that the portion of the Escrowed Amount in Section 4(a) shall be released to Seller when the requirement in Section in 4(a) has been fulfilled, and that the portion of the Escrowed Amount in Section 4(b) shall be released to Seller when the requirements in Section in 4(b) have been fulfilled but no later than 90 days from the Closing Date. Seller and Purchaser shall jointly instruct the Escrow Agent to release each independent portion of the Escrowed Amount as and when the requirements of each independent Section 4(a) and 4(b) are fulfilled.

(a)
Seven Hundred and Fifty Thousand Dollars ($750,000.00) of the Escrowed Amount shall be released to Seller upon transfer by Seller to Company of any and all lots owned by Seller and represented in the attached Exhibits and Schedules to be owned by Company and included in the transaction. Transfer of lots shall include the issuance of an owner’s title policy for such lots being conveyed from H&H Constructors, Inc to H&H Constructors of Fayetteville, LLC which will show free and clear title with the exception of any mortgage debt for construction on and/or acquisition of such lots. If Seller has transferred all such lots to the Company in this manner on or before the Closing Date then this portion of the Escrowed Amount shall be released to the Seller at Closing.

(b)
Two Hundred and Fifty Thousand Dollars ($250,000.00) of the Escrowed Amount shall be released to Seller when (i) the Company business plan in Exhibit A of the Agreement has been updated to reflect the most recent planning in relation to Main Street Station Townhomes and Plyler Place Townhomes as discussed with Company on or before September 25, 2020, (ii) the land deposit information in Schedule 11 of the Agreement is confirmed to be fully updated as of September 30, 2020, and (iii) the land pipeline report previously shared by Company with Purchaser is confirmed to be fully updated and correct as of September 30, 2020.

5.
Lot Ownership Discrepancies. Seller and Purchaser acknowledge and agree that as of the date of this Amendment, certain lots are, or may be, owned by Seller notwithstanding that Seller represents that the Company owns such Lots on the exhibits and schedules attached to this Amendment. Purchaser agrees to proceed to Closing notwithstanding the discrepancies in lot ownership and the related Seller representations set forth in this Agreement, provided, however, Seller agrees to convey any and all lots owned by Seller and represented by Seller to be owned by the Company in the attached exhibits and schedules to the Company no later than thirty (30) days after Closing at Seller’s sole cost and expense, including, without limitation, any lender fees, recording fees, transfer taxes and title insurance premiums, and as applicable, the Book Equity Value shall be adjusted pursuant to the terms of Section 2.05 of the Agreement. Seller shall also obtain, at Seller’s sole cost and expense, an owner’s title policy insuring the Company’s marketable title to any such lots conveyed from Seller to the Company no later than thirty (30) days after Closing. Notwithstanding Section 2.05 of the Agreement, Purchaser shall have the right to collect on demand from Seller and/or offset any Earn Out payment or adjustment to the Cash Payment, arising from any adjustments to Book Equity Value resulting from the discrepancies in lot ownership provided in this Section 4, including, without limitation, the costs to remove any liens, mortgages, deeds of trust or other encumbrances. Notwithstanding the foregoing, nothing in this Section 4 or in Purchaser’s willingness to proceed to Closing shall in any way, express or implied, be a waiver of any of Purchaser’s rights or remedies under the Agreement, applicable law and/or equity, and Seller acknowledges that Purchaser shall rely on Seller’s representations and warranties set forth in the Agreement. The terms of this Section 4 of this Amendment shall survive Closing.

6.	Pre-Tax Income. The following definition in Article I of the Agreement is hereby amended and restated in its entirety to read as follows:

“Pre-Tax Income” means Revenue plus Other Income less (i) Cost of Goods Sold, less (ii) Operating Expenses, less (iii) Interest Expense, less (iv) annual overhead expenses of Purchaser in the amount equal to one percent (1%) of the Company’s Revenue, and less (v) True Up Charges.”

By way of example only, and not limitation, the following is a sample hypothetical calculation of Pre-Tax Income:

Revenue	$100,000,000
Other Income	3,000,000
Cost of Goods Sold	(80,000,000)
Operating Expenses	(10,000,000)
Interest Expense	(5,000,000)
Overhead Expense of Purchaser in the amount equal to 1.00% of Company Revenue	(1,000,000)
True Up Charges	(25,000)
Pre-Tax Income	$6,975,000

7.
Additional Deposit. Without limiting Purchaser’s rights set forth in Section 3.03(a) as amended by this Amendment, Purchaser shall deposit the Additional Deposit with Escrow Agent as of the date of this Amendment.

8.
Employee Bonuses Accrual. Purchaser and Seller agree that the Company shall fully accrue for all estimated and vested Company employee bonuses through and including September 30, 2020. To the extent after Closing it is reasonably determined that additional accruals were necessary, Purchaser may offset such amounts against any subsequent Earn Out payment and/or against any adjustment to the Cash Payment pursuant to Section 2.03 after Closing.

9.
Warranty Accruals. Purchaser and Seller agree that the Company shall fully accrue for all estimated and unpaid warranty expense through and including September 30, 2020. To the extent after Closing it is reasonably determined that additional accruals were necessary, Purchaser may offset such amounts against any subsequent Earn Out payment and/or against any adjustment to the Cash Payment pursuant to Section 2.03 after Closing.

10.
Meadow Lakes II and Charleston Lots. Seller shall at its sole cost and expense land bank all land and lots for the Meadow Lakes II subdivision and the Charleston lots (including, assuming and/or retaining any and all indebtedness related to such land and lots) such that all equity and debt associated with such lots and land are entirely removed from the Company’s balance sheet as of Closing. Seller shall be permitted to sell such lots and land to any third party after Closing, notwithstanding anything to the contrary in any Employment Agreement.

11.
Contract Deposits. Seller represents and warrants to Purchaser that attached hereto as Schedule 11 is a true, complete and correct list of all deposit monies paid by the Company and held in escrow for the transactions referenced thereon. Unless otherwise noted, all such deposits are refundable.

12.
Franklin Park. Seller shall at its sole cost and expense retain and/or assume any and all indebtedness on all condo and retail buildings, units and pads, such that all equity and debt associated with such condo and retail buildings, pads and units are entirely removed from the Company’s balance sheet as of Closing.

13.
Company Cars; Storage Sheds. Purchaser and Seller agree that any and all automobiles owned by the Company shall be excluded from the transaction, such that Seller shall retain and/or assume any and all indebtedness and other costs associated with such automobiles at Closing, provided Seller may transfer title to all such automobiles at Closing to Seller’s designee provided any indebtedness, it being understood that all equity and debt associated with all Company cars and storage sheds shall be entirely removed from the Company’s balance sheet as of Closing. Purchaser and Seller acknowledge and agree that upon Closing, the Company shall not own any automobiles. Purchaser and Seller further agree that the three (3) storage sheds located at located at Steeplechase and 2919 Breezewood Ave., Fayetteville, NC 28303 shall be excluded from the transaction, and Seller shall transfer title to such storage sheds at Closing to Seller’s designee.

14.
Friends and Family. To the extent permitted by applicable law, Seller and its current executive officers shall be permitted to participate in a “friends and family” offering of shares in Purchaser pursuant to an anticipated initial public offering. Notwithstanding the foregoing, it shall not be a Purchaser default in the event Purchaser elects not to proceed with such initial public offering for any reason.

15.
Exhibits and Schedules. Seller and Purchaser acknowledge and agree that at the time the Agreement was executed, Seller did not attach certain Exhibits and Schedules, which Exhibits and Schedules may contain certain discrepancies and other inconsistencies as of the date hereof which Purchaser has been working with Seller in good faith to resolve prior to the expiration of the Due Diligence Period and pending Closing. Accordingly, attached hereto and incorporated herein are the referenced Exhibits and Schedules to the Agreement. Notwithstanding the foregoing, Purchaser’s actual, constructive, implied or imputed knowledge of any discrepancies, inaccuracies or inconsistencies in any of the Exhibits and Schedules to the Agreement as of the date of Closing, nor Purchaser’s willingness to proceed to Closing, shall in any way, express or implied, be a waiver or release of any of Purchaser’s rights or remedies under the Agreement, applicable law and/or equity. Seller further acknowledges that Purchaser shall rely on Seller’s representations and warranties set forth in the Agreement. Purchaser and Seller agree to continue to work in good faith up to and after Closing to ensure all appropriate adjustments are made to any applicable Exhibit and Schedules. The terms of this Section 15 of this Amendment shall survive Closing.

16.
Linda Huff Consulting Agreement. Purchaser and Seller agree that in lieu of an Employment Agreement for Linda Huff, Purchaser shall enter into an independent contractor consultant agreement with Linda Huff for a total annual consulting fee of Two Hundred Fifty Thousand Dollars ($250,000.00) for a term of four (4) years from the date of Closing. In the event Linda is terminated or resigns for any reason Purchaser shall continue to pay Linda an annual consulting fee of $250,000.00 for the remainder of the four (4) year period.

17.
New Land Deals. Commencing on the date of this Amendment until Closing and without limiting the generality of Section 9.01(a) of the Agreement, Seller acknowledges and agrees that the Company shall not enter into any new agreements to purchase or acquire any land or finished lots without the prior written consent of Purchaser in Purchaser’s sole and absolute discretion.

18.
Changes to Employment. Commencing on the date of this Amendment until Closing and without limiting the generality of Section 9.01(a) of the Agreement, Seller shall cause the Company not to pay, promote or provide any bonuses (whether monetary or otherwise) or increases in salary for any of the Company’s employees or independent contractors without the prior written consent of Purchaser in Purchaser’s sole and absolute discretion.

19.
Effect of Amendment. Except as modified in this Amendment, there are no changes to the Agreement, and the Agreement as herein modified remains in full force and effect as of the date hereof and is hereby ratified by the parties in all respects. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of either party for any default under the Agreement, nor constitute a waiver of any provision of the Agreement. In the event of a conflict between the Agreement and this Amendment, the terms of this Amendment shall control.

20.
Counterparts. This Amendment may be executed by the parties hereto individually or in combination or in one or more counterparts, each of which shall be an original, and all of which shall constitute one and the same instrument. Scanned and emailed or facsimile signatures shall be deemed original and binding on the parties.

[Signatures appear on the following page.]

Seller and Purchaser have executed this Amendment as of the date set forth above.

PURCHASER:

DREAM FINDERS HOLDINGS LLC, a Florida limited liability company

By:	/s/ Patrick O. Zalupski
Name:	Patrick O. Zalupski
Title:	Chief Executive Officer

SELLER:

H&H CONSTRUCTORS, INC., a North Carolina corporation

By:	/s/ D. Ralph Huff III
Name:	D. Ralph Huff III
Title:	Chief Executive Officer

[Exhibits and Schedules continue on the following pages]

EXHIBIT A

FOUR-YEAR BUSINESS PLAN

EXHIBIT B

FORM OF ASSIGNMENT

EXHIBIT C

FORM OF FIRPTA CERTIFICATE

SCHEDULE I

REAL PROPERTY

SCHEDULE II

EXISTING MORTGAGE DOCUMENTS

SCHEDULE III

SERVICE CONTRACTS

SCHEDULE 10.01(a)(i)

LIENS

SCHEDULE 10.01(b)(iii)

REQUIRED THIRD PARTY CONSENTS

SCHEDULE 10.01(b)(vi)

ORGANIZATIONAL DOCUMENTS AND ORGANIZATIONAL CHART

SCHEDULE 10.01(b)(xii)

PURCHASE AND SALE AGREEMENTS

SCHEDULE 10.01(b)(xiv)

FINANCIAL STATEMENTS

SCHEDULE 10.01(b)(xvii)

EMPLOYEES AND INDEPENDENT CONTRACTORS

SCHEDULE 10.01(b)(xviii)

COMPANY EMPLOYEE PLAN

SCHEDULE 11

REFUNDABLE DEPOSITS